News Release 2002-10

October 16, 2002

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE SHIPS MAGISTRAL GOLD

Queenstake Resources Ltd. (QRL-TSX), the operator of the Magistral Joint Venture, shipped its first 254 ounces of gold poured at Magistral on Wednesday, October 9, 2002.  The gold was received at the Johnson Matthey refinery on October 11th and was sold at US$316.10 per ounce. Gold production is not hedged.

Queenstake began stacking ore on the leach pad at the end of August and leaching began mid-September.  Production is expected gradually to increase over the next few months to the anticipated annual production rate of approximately 40,000 ounces of gold per year.  Mine life is expected to be 8 years and gold recovery from the ore, over its 240 day leach cycle, is expected to be 73%. The proven and probable reserve base for the Magistral mine is 6,980,000 tonnes containing 465,100 ounces at an average grade of 2.07 grams of gold per tonne.  The feasibility study forecast an estimated life of mine operating cost per ounce to be US$180 but the Magistral Joint Venture expects this to be reduced due to the high-grade nature of recently discovered additional reserves (NR02-06 June 4, 2002).

Queenstake’s strategy to grow to a mid-tier gold producer is comprised of three stages.

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Stage one -  cash flow from production at Magistral.

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Stage two - increase gold reserves at Magistral through exploration.

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Stage three – acquire additional cash-flow producing gold assets.

Stage one is complete and stage two is partially complete – first quarter 2002 exploration increased reserves by 26% to their present level.  Additional exploration potential is excellent with near term programs to be funded from Magistral cash flow.

Stage three is management’s current focus.  With the Company’s treasury intact by virtue of the financing used at Magistral, the Company is ready to advance to additional production opportunities.  Chris Davie, Queenstake’s CEO said: “The first pour at any project is exciting but this has been particularly so, representing as it does the culmination of an extended period of project development and construction.  When we completed financing of the project the gold price was $270 and many said it could not be done.  We now have our principal asset in production at a time of rising gold prices and our first stepping stone to the company’s future growth is complete”.

NR02-10 - Forward-Looking Statements

This news release contains certain “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

For further information call:

Chris Davie, President and Chief Executive Officer – 303-297-1557

Doris Meyer, Vice President Finance and Chief Financial Officer – 604-516-0566

email – info@queenstake.com    web – www.queenstake.com

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

    Suite 2940, 999 Eighteenth Street

                                Denver, CO 80202 USA

                                Telephone: (303) 297-1557

                                Facsimile: (303) 297-1587

                                www.queenstake.com

                                info@queenstake.com